SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 18, 2011

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

278 Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published an announcement on February 17, 2011 on the Hong Kong Stock Exchange’s website at: http://www.hkexnews.hk/listedco/listconews/sehk/20110217/LTN20110217242.pdf to disclose resolutions adopted by the Board of the Company at an extraordinary meeting held on January 11, 2011, with respect to the extension of the Airline Service Agreement of TravelSky Technology Limited for an additional term of one year commencing from January 1, 2011 to December 31, 2011.

An English version of the announcement is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/  Liu Wei and Xie Bing
Name: Liu Wei and Xie Bing
Title: Joint Company Secretaries

Date: February 18, 2011

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

China Southern Airlines Company Limited (the “Company”) has published an “Announcement of the Connected Transactions of China Southern Airlines Company Limited” on the website of Shanghai Stock Exchange, the full text of which is set out below for information purpose only.

By Order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

17 February 2011

As at the date of this announcement, the Directors include Si Xian Min, Li Wen Xin and Wang Quan Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Lam Kwong Yu, Wei Jin Cai and Ning Xiang Dong as independent non-executive Directors.

Stock Short Name: CSA Stock Code: 600029	Announcement No.: Lin 2011-004

Announcement of the Connected Transactions of
China Southern Airlines Company Limited

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement does not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

Pursuant to the Articles of Association of China Southern Airlines Company Limited (the ("Company"), the Board held an extraordinary meeting on 11 January 2011 and adopted the following resolution:

1.
The Airline Service Agreement of TravelSky Technology Limited (“Airline Service Agreement”) entered into between the Company and TravelSky Technology Limited ("TravelSky") in May 2009 was approved to be extended for one year for the period from 1 January 2011 to 31 December 2011 and the executive Directors are authorized to execute agreements in relation thereto.

The number of Directors supposed to be present was 10, of which 10 attended in person. The above resolutions have been reviewed and approved by the Directors unanimously. As Mr. Wang Quan Hua, a Director of the Company is also a director of TravelSky, the above transactions constitute connected transactions under the listing rules of Shanghai Stock Exchange (the "SSE Listing Rules"), therefore Mr. Wang Quan Hua being a connected director had abstained from voting on the resolution. The method and procedures for the consideration and approval of the resolutions are in compliance with the relevant provisions of the Company Law, the Securities Law and the Articles of Association of the Company. As the 2011 annual cap for the continuing connected transactions to be conducted between the Company and TravelSky in the ordinary course of business is set at RMB 400 million, which exceeds 5% of the latest audited net assets value of the Company. The above connected transactions are not required to be submitted for approval at the general meeting of the Company under the SSE Listing Rules.

I.           SUMMARY OF THE CONNECTED TRANSACTIONS

TravelSky is a provider of information technology solutions for aviation and travel industry which provides flight control system services, electronic travel distribution system services, civil aviation and commercial data network services and ticket-reservation system extended services to airline companies. In May 2009, the Company entered into the Airline Service Agreement with TravelSky. For details of the Airline Service Agreement, please refer to the announcement issued by the Company on 8 May 2009 on China Securities Journal, Shanghai Securities News and the website of Shanghai Stock Exchange (www.sse.com.cn). The Airline Service Agreement expired on 31 December 2009. The Company and TravelSky extended the term of the Airline Service Agreement for the period from 1 January 2010 to 31 December 2010. As the Airline Service Agreement already expired on 31 December 2010, the Company and TravelSky agree to further extend the term of the Airline Service Agreement for the period from 1 January 2011 to 31 December 2011. In addition, further to the negotiation between the Company and TravelSky, clause 10.2 of the Airline Service Agreement that "The Airline Service Agreement shall take effect after being signed by the legal representatives or authorised representatives, affixed with company seals and approved by the board of directors and shareholders at the general meeting of the respective parties" shall be amended as "The Airline Service Agreement shall take effect after being signed by the legal representatives or authorised representatives, affixed with company seals of the respective parties and the completion of all the relevant internal approval procedures of Party A and Party B." and all other terms of the Airline Service Agreement shall remain unchanged.

II.	INFORMATION ON THE CONNECTED PARTIES AND THEIR RELATIONSHIP

TravelSky was incorporated in October 2000 and was listed and traded on the Stock Exchange of Hong Kong Limited in February 2001, with its legal representative being Xu Qiang. Its registered office is at No. 7, Yumin Da Street, Hou Sha Yu Zhen, Shun Yi District, Beijing, the People’s Republic of China.  It has a registered capital of RMB1,950,806,393. Its business scope covers “Permitted businesses - Internet information services (other than the press, publication, education, health care, pharmaceuticals, medical equipment and BBS) expiring on 18 July 2011 and General businesses - computer software and hardware undertaking; computer software and hardware, peripherals, the research, development, production, sales and leasing of networking product and the technical information, technical services related with such businesses; import and export; consulting service on trade and tourism information."

As Mr. Wang Quan Hua, a Director of the Company is also a director of TravelSky, TravelSky is a connected person of the Company under Rules 10.1.3 and 10.1.5 of the SSE Listing Rules and the transactions entered into between the Company and TravelSky constitute connected transactions.

III.	MAIN CONTENTS OF THE CONNECTED TRANSACTIONS

The principal terms of the Airline Service Agreement entered into between the Company and TravelSky in May 2009 are as follows:

1.
TravelSky is to provide the Company with flight control system services, electronic travel distribution system services, ticket-reservation system extended services and civil aviation and commercial data network services during the term of the contract.

2.
TravelSky is responsible for the central computer's software and hardware upgrade and the daily maintenance of the application system, ensuring the reliable operation of the production system and providing the Company with round-the-clock system services and network service safeguarding as well as necessary basic training.

3.
The services provided by TravelSky to the Company must comply with the purposes as agreed by both parties in the Airline Service Agreement and the relevant safety and quality standards provided by the state and civil aviation administrative authorities.

4.	The Company shall pay service fees in time for the services provided by TravelSky with reference to the rates provided by Civil Aviation Administration of China.

IV.	THE HISTORICAL FIGURE OF THE CONTINUING CONNECTED TRANSACTION BETWEEN THE COMPANY AND TRAVELSKY FROM 2008 TO SEPTEMBER 2010

From 2008 to September 2010, the historical figures of the above transaction between the Company and TravelSky are set out below:

Unit: RMB Million
Year	TravelSky
2008	328
2009	357
2010 (January - September)	180

Note:	the figures are the amount payable by the Company for the period from January to September 2010 according to the contract and is unaudited.

V.	COMMENTS OF THE BOARD

The above-mentioned connected transactions were entered into in accordance with the relevant provisions of Civil Aviation Administration of China after due and thorough negotiation and based on fair and reasonable commercial terms. The extending of the term of the Airline Service Agreement for one more year helps ensure the daily operation of the Company, satisfy the increasing needs of the Company for aviation information service and technical support service and is in the interests of the Company and the shareholders as a whole.

VI.       INDEPENDENT OPINIONS OF INDEPENDENT DIRECTORS

In order to protect the interests of the minority shareholders and comply with the relevant provisions of the SSE Listing Rules, the independent Directors of the Company shall express their independent opinions on these connected transactions.

The independent Directors of the Company have carefully considered the extension of the term of the connected transactions under the Airline Service Agreement entered into between the Company and TravelSky for one more year and reviewed the relevant agreements, and made inquiries to the executive Directors and senior management of the Company on relevant issues and hereby present their independent opinions on the connected transactions as follows:

1.	A majority of the Board passed the resolution on the connected transactions with the connected Directors abstaining from voting and the decision-making procedures are legal and valid;

2.
The above-mentioned connected transactions were entered into in accordance with the needs of daily operation and production under the principles of "fairness, equity, voluntariness and sincerity", which are in line with market practices and in the interests of the Company and the shareholders as a whole without jeopardizing the interests of minority shareholders.

3.
The above-mentioned connected transactions are able to satisfy the increasing needs of the Company for system service and technical support service and will help to ensure the normal operation and production of the Company and boost the operating results of the Company. It is beneficial to the operation and long-term development of the Company and in the interests of the Company and the shareholders as a whole.

VII.           INDEPENDENT OPINIONS OF THE SUPERVISORY COMMITTEE

The Supervisory Committee of the Company has carefully considered the extension of the term of the connected transactions under the Airline Service Agreement entered into between the Company and TravelSky for one more year and concluded that the above connected transactions are in line with the fair market conditions without jeopardizing the interests of the Company and its shareholders, especially the minority shareholders. The decision-making procedures are in compliance with the listing rules of the stock exchange where its shares are listed as well as the articles of association of the Company and therefore valid and beneficial to the operation and long-term development of the Company.

VIII.           DOCUMENTS AVAILABLE FOR INSPECTION

1.	Resolutions of the Board of Directors of China Southern Airlines Company Limited (No. Lin 20101231);
2.
Independent opinions of Independent Directors of China Southern Airlines Company Limited on the extension of the term of the connected transactions under the Airline Service Agreement entered into between the Company and TravelSky for one more year;

3.
Independent opinions of the Supervisory Committee of China Southern Airlines Company Limited on the extension of the term of the connected transactions under the Airline Service Agreement entered into between the Company and TravelSky for one more year;

4.	Confirmation of renewal of the Airline Service Agreement entered into between the Company and TravelSky Technology Limited.

China Southern Airlines Company Limited
17 February 2011

Note:
As TravelSky is not a connected person of the Company under The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules"), the reporting, announcement and independent shareholders’ approval requirements pursuant to Chapter 14A of the Listing Rule is not applicable to this continuing connected transaction contemplated under the Airline Service Agreement.